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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                                  ECOMAT, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   27889C 10 2
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                                 (CUSIP Number)

                                Astrid Hindemith
             c/o Hans Kaeser, Esq., Whitman Breed Abbott & Morgan,
                   200 Park Avenue, New York, New York 10166
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          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 January 9, 1998
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         The Exhibit Index is on Page 7

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                                  SCHEDULE 13D

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CUSIP NO.         27889C 10 2          PAGE      2       OF       13       PAGES
                                               -------        ----------
----------------------------------     -----------------------------------------

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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        PALATIN AG
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                (b) [ ]
        N/A
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS

         WC (See Items 4 and 5)
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                            [ ]

         N/A
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION

         SWITZERLAND
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                             7    SOLE VOTING POWER

                                     1,560,000  (See Items 4 and 5)
                           -----------------------------------------------------
   NUMBER OF
     SHARES                  8    SHARED VOTING POWER
 BENEFICIALLY
    OWNED BY                         840,000  (See Items 4 and 5)
      EACH                 -----------------------------------------------------
   REPORTING
     PERSON                  9    SOLE DISPOSITIVE POWER
      WITH
                                     1,560,000  (See Items 4 and 5)
                           -----------------------------------------------------

                            10    SHARED DISPOSITIVE POWER

                                    -0-
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 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,400,000   (See Items 4 and 5)
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 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

       N/A
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 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       66.54%   (See Items 4 and 5)
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 14  TYPE OF REPORTING PERSON

             CO
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                                  SCHEDULE 13D

INTRODUCTION

          This Statement on Schedule 13D (this "Statement") is being filed pursuant to Rule 13d- 1(b)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to report a change in the purpose for which the Reporting Person is holding the Common Stock of the Issuer.

ITEM 1.   SECURITY AND ISSUER.

          The title of the class of equity securities to which this Statement on
Schedule 13D (this "Statement") relates is common stock, par value $.0001 per share (the "Common Stock"), of Ecomat, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 147 Palmer Avenue, Mamaroneck, New York 100543-3632.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) Palatin AG (the"Reporting Person").

          (b) Beethovenstrasse 43, Postfach 4913 Zurich 8022, Switzerland

          (c) Private investment company.

          (d) During the last five years, neither the Reporting Person nor any of its executive officers and directors (identified below) have been convicted in a criminal proceeding.

          (e) During the last five years, neither the Reporting Person nor any of its executive officers and directors (identified below) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

          (f) The Reporting Person is a Swiss corporation.

          Astrid Hindemith ("Hindemith") is the President, sole director and sole shareholder of the Reporting Person. There is no other person required to provide information pursuant to Instruction C of this Statement. Hindemith is a private investor and her principal business address is Beethovenstrasse 43, Postfach 4913, Zurich 8022, Switzerland. Hindemith is a citizen of Switzerland.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Funds used to acquire the Palatin Shares and to purchase the Right of First Refusal (as terms are defined in Item 4 below) were obtained from the working capital of the Reporting Person. See Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION.

          On January 9, 1998, the Reporting Person and Diane Weiser ("Weiser"), the President and a director of the Issuer, as well as the record and beneficial owner of 840,000 shares of Ecomat Common Stock (the "Weiser Shares"), entered into a shareholders agreement dated as of January 9, 1998

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(the "Shareholders Agreement"). A copy of the Shareholders Agreement is attached hereto as Exhibit A and incorporated herein by reference.

          Under the Shareholders Agreement, Weiser granted to the Reporting Person an irrevocable proxy (the "Irrevocable Proxy") to vote the Weiser Shares and waived all right to vote the Weiser Shares for any purpose, except as otherwise prohibited by Delaware law. In addition, under the Shareholders Agreement, Weiser granted to the Reporting Person a right of first refusal (the "Right of First Refusal") with respect to the Weiser Shares, requiring Weiser to first offer to sell the Weiser Shares to the Reporting Person on the terms, including purchase price, pursuant to which Weiser would propose to sell the Weiser Shares to a third party.

          In consideration for the grant of the Right of First Refusal and Irrevocable Proxy the Reporting Person paid to Weiser the sum of $100,000 from its working capital.

          The right to vote the Weiser Shares, together with the 1,560,000 shares of Common Stock owned of record and beneficially by the Reporting Person (the "Palatin Shares"), gives the Reporting Person the right to vote an aggregate of 2,400,000 shares of Common Stock or approximately 66.54% of the total outstanding shares of Common Stock. Because of amount of Common Stock beneficially owned by the Reporting Person would permit the Reporting Person to cause the adoption of any action by the Corporation, including the election and removal without cause of members of the Board of Directors, the Reporting Person may be deemed to control the Issuer.

          On January 22, 1998, at a meeting of the Board of Directors called by the President of the Issuer, Weiser announced her resignation as President and a director of the Issuer. At this meeting the Board of Directors appointed Hindemith to conduct a review of the Issuer and its business for purposes of implementing necessary changes in the management and operations of the Issuer.

          The Reporting Person has no present intention of effecting any of the actions or transactions contemplated by paragraphs (a) through (j) of Item 4, except that the Reporting Person is reviewing the Issuer and its business, and following completion of that review, will implement and/or support changes in the management of the Issuer, as well as other measures to improve the business of the Issuer and its profitability.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          The Reporting Person originally acquired the Palatin Shares in March 1996 in exchange for its shares of Diaber Laundromat, Inc., a New York corporation ("Diaber"), as part of a reorganization of the Issuer designed to effect a reincorporation in the State of Delaware (the "Reorganization"). The Reporting Person assigned to each of Weiser and Richard Becker, a director and officer of the Issuer ("Becker"), 840,000 shares of Common Stock received by the Issuer in connection with the Reorganization. Prior to the consummation of the initial public offering of the Issuer, the Reporting Person reacquired the 840,000 shares of Common Stock owned by Becker for a purchase price of $40,000. A copy of the letter agreement relating to the purchase is attached hereto as Exhibit B and incorporated herein by reference.

          The Reporting Person originally acquired its shares of Diaber in partial payment for amounts lent to Diaber at a cost of approximately $1,610,000.

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          The Reporting Person's investment in Diaber and the Issuer were made as passive investments and not with the purpose of controlling Diaber or the Issuer.

          After giving effect to the transactions contemplated by the Shareholders Agreement as described in Item 3 above, the Reporting Person may be deemed to beneficially own an aggregate of 2,400,000 shares of Common Stock or approximately 66.54% of the total outstanding shares of Common Stock, of which it has the sole power to vote and dispose of 1,560,000 shares comprising the Palatin Shares and the exclusive right to vote pursuant to an Irrevocable Proxy of an additional 840,000 shares comprising the Weiser Shares. In addition, the Reporting Person has a Right of First Refusal with respect to the Weiser Shares.

          In accordance with the terms of a convertible promissory note dated September 26, 1996 evidencing a debt in the original principal amount of $1,267,677 bearing interest at 7% per annum (the "Convertible Note"), the Reporting Person has the right to convert all amounts owing with respect to the Convertible Note at maturity on December 9, 1998 into shares of Common Stock at a purchase price equal to the book value of the Common Stock on the date of the most recent fiscal quarter of the Issuer prior to conversion. In January 1997, following the consummation of the initial public equity offering of the Issuer in December 1996, the Issuer paid the Reporting Person $1,000,000 on the Convertible Note. At January 31, 1997, the Issuer owed the Reporting Person an aggregate of $322,632 with respect to the Convertible Note. A copy of the Convertible Note is attached hereto as Exhibit C and incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The terms of the Shareholders Agreement and the Convertible Note, discussed in Items 5 and 6 above and filed as Exhibits A and C to this Statement are incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A   Shareholders Agreement dated as of January 9, 1998 between
                      Palatin AG and Diane Weiser.

          Exhibit B   Letter Agreement dated September 5, 1996 between Palatin
                      AG and Richard Becker.

          Exhibit C   Convertible Promissory Note dated September 26, 1996 in
                      the original principal amount of $1,267,677.

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                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: January 30, 1998

                                                  PALATIN AG

                                           By:   /s/ASTRID HINDEMITH
                                                 --------------------------
                                                   Astrid Hindemith
                                                   President

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                                  EXHIBIT INDEX


Exhibit No.                      Description                                    Page No.

Exhibit A             Shareholders Agreement dated as of January  9,                 8
                      1998 by and between Palatin AG and Diane
                      Weiser.

Exhibit B             Letter Agreement dated September 5, 1996 10 between
                      Palatin AG and Richard Becker.                                10

Exhibit C             Convertible Promissory Note dated September 26,               11
                      1996 in the original principal amount of
                      $1,267,677.



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